Filing under Rule 425 under the U.S. Securities Act of 1933

Filing by: Mitsubishi UFJ Financial Group, Inc.

Subject Company: Mitsubishi UFJ Securities Co., Ltd.

SEC File No. 333-138106

Mitsubishi UFJ Financial Group, Inc.

Mitsubishi UFJ Securities Co., Ltd.

Notice regarding revisions to basic agreement on proposed share exchange to make Mitsubishi

UFJ Securities a wholly-owned subsidiary of MUFG

Tokyo, November 20, 2006 — Mitsubishi UFJ Financial Group, Inc. (MUFG) and Mitsubishi UFJ Securities Co., Ltd. (MUS) announced today a change in the schedule as described below with respect to the proposed share exchange agreement previously announced on August 29, 2006 to make MUS a wholly-owned subsidiary of MUFG, which agreement is subject to approval by MUS shareholders and the relevant authorities.

There are no other changes to the transaction from the previously announced press release of August 29, 2006.

The share exchange will not affect MUFG’s earnings forecast for the fiscal year ending March 31, 2007, announced today.

1. Tentative Schedule to Make MUS a Wholly-Owned Subsidiary of MUFG

	Previously announced schedule	Revised schedule
Board meetings to approve share exchange agreement	Middle of November 2006	Late March 2007

Signing of share exchange agreement	Middle of November 2006	Late March 2007

General shareholders’ meeting to approve share exchange agreement (MUS)	Late February 2007	Late June 2007 (regular annual shareholders meeting)

Effective date of share exchange	March 31, 2007	September 30, 2007

(Note)	MUFG will conduct this share exchange transaction without obtaining shareholder approval at its general shareholders’ meeting, since this share exchange transaction is deemed a “simple share exchange” under Article 796-3 of the Company Law of Japan.

2. Reasons for Schedule Change

In recent years, the evolving global regulatory environment has required companies to strengthen their internal controls as evidenced by the Sarbanes-Oxley Act in the United States and the Financial Instruments and Exchange Law in Japan. Accordingly, the strengthening of internal controls is currently one of the main focus areas for MUFG’s management. As a NYSE-listed company that will be required to disclose management’s assessment relating to the effectiveness of its internal controls over financial reporting, MUFG is aiming to establish effective internal controls over financial reporting for the fiscal year ending March 31, 2007. The SEC filing relating to the proposed share exchange agreement to make MUS a wholly-owned subsidiary of MUFG will include U.S. GAAP financial information. The change in the schedule is intended to ensure that such U.S. GAAP financial information has been properly prepared.

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Contacts:

Mitsubishi UFJ Financial Group, Inc.	Public Relations Division	81-3-3240-7651
Mitsubishi UFJ Securities Co., Ltd.	Public & Investor Relations Office	81-3-6213-6584

Filings with the U.S. SEC

Mitsubishi UFJ Financial Group, Inc. (“MUFG”) filed a registration statement on Form F-4 (“Form F-4”) with the U.S. SEC in connection with the proposed share exchange transaction to make Mitsubishi UFJ Securities Co., Ltd. (“MUS”) a wholly-owned subsidiary of MUFG. The Form F-4 contains a prospectus and other documents. After the Form F-4 is declared effective, MUS plans to mail the prospectus contained in the Form F-4 to its U.S. shareholders prior to the shareholders meeting at which the proposed transaction will be voted upon. The Form F-4 and prospectus contain important information about MUFG, MUS, the share exchange transaction and related matters. U.S. shareholders of MUS are urged to read the Form F-4, the prospectus and the other documents that are filed with the U.S. SEC in connection with the share exchange transaction carefully before they make any voting and investment decision with respect to the proposed share exchange transaction. The Form F-4, the prospectus and all other documents filed with the U.S. SEC in connection with the share exchange transaction will be available when filed, free of charge, on the U.S. SEC’s web site at www.sec.gov. In addition, the prospectus and all other documents filed with the U.S. SEC in connection with the share exchange transaction will be made available to MUS shareholders, free of charge, by calling, writing or e-mailing:

MUFG Contact :	MUS Contact :

Mr. Hitoshi Shimamura 2-7-1, Marunouchi, Chiyoda-ku, Tokyo 100-8330, Japan Telephone : 81-3-3240-6608 Email: Hitoshi_Shimamura@hd.mufg.jp	Mr. Hiroshi Kutose 2-5-2, Marunouchi, Chiyoda-ku, Tokyo 100-0005, Japan Telephone : 81-3-6213-6584 Email: kutose-hiroshi@sc.mufg.jp

In addition to the Form F-4, the prospectus and the other documents filed with the U.S. SEC in connection with the share exchange transaction, MUFG is obligated to file annual reports with, and submit other information to, the U.S. SEC. Such filings with the U.S. SEC are available to the public from commercial document retrieval services and at the web site maintained by the U.S. SEC at www.sec.gov.

Forward-Looking Statements

This communication contains forward-looking information and statements about MUFG, MUS and their businesses after completion of the transaction. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words “expect,” “anticipates,” “believes,” “intends,” “estimates” and similar expressions. Although MUFG’s and MUS’s management believe that the expectations reflected in such forward-looking statements are reasonable, investors and holders of MUS securities are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of MUFG and MUS, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public filings with the U.S. SEC and the local filings made by MUFG and MUS, including those listed under “Cautionary Statement Concerning Forward-Looking Statements” and “Risk Factors” in the prospectus included in the registration statement on Form F-4 that MUFG has filed with the U.S. SEC. Other than as required by applicable law, MUFG and MUS do not undertake any obligation to update or revise any forward-looking information or statements.